UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 19, 2022

VV Markets LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1602921
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2800 Patterson Ave. Suite 300, Richmond, VA 23221
(Full mailing address of principal executive offices)

804-510-0638
(Issuer’s telephone number, including area code)

Series VV 0001, Series VV-PNST, Series VV-SUPR, Series VV-CHAM, Series VV-STEML, Series VV-MACAL, Series VV-BOWCK, Series VV-FUTUR, Series VV-BDX, Series VV-SPAN, Series VV-DRC, Series VV-NAPA, Series VV-RHONE, Series VV-PDMT, Series VV-JPWY, Series VV-PTRS, Series VV-ROSE, Series VV-BOD10, VV-WBURG, Series VV-GERM, Series VV-LAF10, Series VV-MACAL50, Series VV-JYFT, Series VV-GPS

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Correction to certain series designation

VV Markets LLC (the “Company”) realized that the series designation for Series VV-GERM filed as part of its Form 1-A POS filed on February 11, 2022, and qualified on March 8, 2022 (the “Offering Statement”) contained an incorrect description of the types and amounts of assets in Series VV-GERM. A corrected copy of the series designation for Series VV-GERM is filed herewith as an exhibit to this Current Report on Form 1-U.

The Company also intends to file a supplement on Form 253g2 to correct description of the Series VV-GERM assets contained in the Offering Statement. No series membership interests of Series VV-GERM have been sold to date.

EXHIBITS

Exhibit Index

Exhibit No.	Description
3.19	Series Designation for VV-GERM

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2022	VV MARKETS By: VINVESTO, Inc., its managing member

/s/ Nick King
Name: Nick King
Title: Chief Executive Officer